

Fiscal 2005 Investor Conference
September 13, 2004
New York, NY

Bill Kerr

Good morning. We are pleased you joined us this morning. Thank you for the opportunity to share some insight on Meredith Corporation and the value we offer investors as we begin fiscal 2005.

This is the New York sales office for our Publishing Group and the editorial offices of *Ladies' Home Journal, MORE* and the American Baby Group.

Let me introduce my Meredith colleagues with us today:
• Steve Lacy, President and Chief Operating Officer
• Jack Griffin, President of our Publishing Group
• Kevin O'Brien, President of our Broadcasting Group
• Suku Radia, Chief Financial Officer
• Karla Jeffries, Vice President of Consumer Marketing and Finance
• Steve Cappaert, Corporate Controller
• Kevin Wagner, Director of Accounting and Treasury Operations, and
• Jim Jacobson, Director of Investor Relations

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Actual results may differ materially from those currently anticipated.

Factors that could adversely affect future results include but are not limited to downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss of one or more major clients; changes in consumer reading, purchase, order, and/or television viewing patterns; unanticipated increases in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in legislation and government regulations affecting the Company's industries; unexpected changes in interest rates; and any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement.

Our presentation will include forward-looking information. I'll let you read the specific language in your handouts, but it is important to remind you there are a number of factors that can affect our businesses and results.

We will also make references to non-GAAP measures such as EBITDA. Tables reconciling the non-GAAP measures to GAAP results are posted on our web site. Our presentation is being webcast today and the replay will be available on our web site for one week. We will post a transcript of today's meeting to our web site as well.

Agenda

❑ **Review of Performance**	**Bill Kerr**
❑ **Growth Strategies and Outlook**	**Steve Lacy**
❑ **Publishing**	
Magazine Portfolio	**Jack Griffin**
Circulation Strategy	**Karla Jeffries**
Books and Integrated Marketing	**Jack Griffin**
❑ **Break**	
❑ **Broadcasting**	**Kevin O'Brien**
❑ **Financial Recap**	**Suku Radia**
❑ **Q&A**	

Here is a look at today's agenda. First, I will review our performance. Then Steve will discuss our growth strategies and outlook. Jack will discuss Publishing.

Circulation practices have become a major issue. Karla will present our long-term direct-to-publisher circulation strategy and the significant benefits it generates.

We'll then take a 10 minute break.

When we return, Kevin will present Broadcasting, including a discussion of how we are creating a news culture at Meredith. Suku will provide a financial recap, we'll wrap-up our formal remarks and open the floor to questions.

Restrooms are straight down this hall with ladies' before the reception area and men's past the reception area.

While we have prepared remarks, our real purpose today is to take questions from you. Please feel free to jump in at any time with questions. We want to keep this meeting informal.

Notes from page 3 Continued

As we get started today, I would like to talk about three themes that are central to our discussion.

The first one is **People.** At Meredith, we put a major focus on succession and management development. I can truly say that this is the finest group of professionals I have been associated with in my 35-year business career. I also believe it is one of the the strongest management teams in the media industry today.

Meredith is strong at the top and throughout the ranks. In Steve Lacy, Kevin O'Brien and Jack Griffin, we have three outstanding operating executives with a blend of talents that have combined to produce excellent shareholder value. Today, Karla Jeffries will give you a glimpse of the depth we possess throughout our company. I am extremely proud to work with this group.

As I plan for my own retirement in 2006, I feel very good about the team we have in place.

The second theme is **Products**. Quite simply, we produce outstanding products that consumers want and need. On the Publishing side, our expertise in service journalism and in-depth knowledge of our core competencies have made us the market leader. We complement that with a hard-working and creative sales and marketing staff that is committed to moving the needle for our clients. We are well-positioned in the sweet-spot of today's consumer marketplace: Baby Boomers with high disposable incomes who want to invest to enrich the lives of themselves and their families.

While our bread and butter is consumer magazines, we also possess excellent capabilities to go beyond traditional products with our outstanding book and integrated marketing operations, our industry-leading database, our cross-media platforms and our product sales initiatives.

On the Broadcasting front, we are well on our way to a major turnaround. We are establishing a first class news culture. We are working diligently to understand what viewers want from their local news and adjusting our practices. We are providing more live, breaking news stories and training our news departments to cover these stories better. We complement our news product with our industry-leading Cornerstone programs, other innovative sales initiatives and smarter programming decisions.

The third theme is **Performance**. Let's begin with a review of our performance.



Strong Fiscal 2004
EPS up 22%

26% CAGR E

FY02: $1.30
FY03: $1.75
FY04: $2.14
FY05 E: $2.61 E

Earnings from continuing operations adjusted for special items, SFAS No. 142.
FY-05 is First Call mean estimate

I think it is fair to say that in the past few years, Meredith has been an absolutely top performer in the media sector.

Back in 2001 at the time of the advertising recession and before the tragic events of 9-11, we put into place a series of growth initiatives that positioned us to lead the rebound in our respective industries. Our outstanding results confirm the wisdom of those moves and that our core strategies and growth initiatives are resounding well in the marketplace.

Fiscal 2003 earnings per share increased 35 percent and fiscal 2004 earnings per share were up 22 percent to a record $2.14.The current First Call mean estimate has our earnings per share growing 22 percent in fiscal 2005, which would equate to a 26 percent compound annual growth rate over this time period.

Steve will discuss our outlook in more detail in a few moments, but we believe the $2.61 current First Call mean estimate is achievable for fiscal 2005.



MDP Publishing Relative Performance
Advertising Page Growth
Percentage Point Variance MDP v. Industry

1H CY 01	2H CY 01	1H CY 02	2H CY 02	1H CY 03	2H CY 03	1H CY 04
4.9	20.7	17.0	8.5	16.9	22.5	10.5

Source: Publishers Information Bureau
Meredith 2H CY 02 through 2H CY 03 excludes *American Baby*.

In terms of advertising, both of our business groups have strongly outperformed their respective industries.

This chart shows the relative performance of our magazine advertising pages to the industry average as reported by PIB. We have outperformed the industry for the last three and a half years as advertisers have turned to our leading home and family publications.

As this slide shows, we outperformed the industry by 10.5 percentage points in the first half of calendar 2004.

This is an outstanding achievement and I am particularly pleased with the performance of Steve, Jack and their entire management team.



MDP Broadcasting Relative Performance
Spot Advertising Revenue Growth
Percentage Point Variance MDP v. Industry

4.8	4.1	-1.6	6.6	4.6	0.6	10.0	
1H CY 01	2H CY 01	1H CY 02	2H CY 02	1H CY 03	2H CY 03	1H CY 04	

TVB Total Spot Revenue

Not to be outdone, Kevin and his team have outpaced the broadcasting industry for the majority of the last three and half years in terms of spot advertising per TVB.

As this slide shows, we outperformed the industry by 10 percentage points in the first half of calendar 2004.



MDP Stock Price
September 21, 2001 to June 30, 2004

This economic success has translated into strong stock market performance.

This slide demonstrates how our stock has rebounded since September 21, 2001, the day our stock hit its lowest point following the September 11th terrorist attacks. Our stock has performed well for several reasons.

•There is recognition that we are turning around our Broadcast Group.

•We possess some excellent brands that are well positioned to benefit from Americans' renewed interest in their homes and families.

•We have a very strong management team and track record of creating shareholder value.

•We have a history of financial integrity.

MDP Value

- Forward PE multiple
  - Current—19.7x
  - Average for trailing two years—21.7x
  - **Current is 9% below the average**
- Forward EBITDA multiple
  - Current—9.6x
  - Past decade—8.4x to 12.2x
  - **Current is below mid-point of historic range**
- Average target price
  - 9/8/03 MDP $46.78—target price $51—up 9%
  - 9/8/04 MDP $51.29—target price $60—up 17%
  - * As of Sept. 8, 2004

I started our presentation today by telling you that we were going to share some insight on the value Meredith offers investors. I want to highlight three metrics that illustrate the value of our shares.

•Based on First Call estimates, we are selling 9 percent below our average forward PE multiple for the last two years and below the mid-point of our historic (past decade) forward EBITDA multiple range of 8.4 to 12.2 times.

•A year ago, the average analyst target price for our shares was only 9 percent higher than our stock price at the time. Today, the average target price is 17 percent higher than our current share price.

The Meredith investment case remains very much intact.

Meredith Strategies

□ **Produce strong organic growth from existing businesses**

□ **Pursue targeted acquisitions**

□ **Grow shareholder value and return cash to our shareholders**

Before I turn it over to Steve, let me summarize our business strategies.

- First, we are committed to strong organic growth from our existing businesses. Fortunately, this requires only modest capital investment.

- Second, we will pursue targeted acquisitions to fill in gaps and expand our reach. These will have readily apparent business logic; they will be manageable in size; and they will be immediately or quickly accretive.

- Third, we will grow shareholder value and return excess cash to our shareholders through dividend increases and share repurchases as appropriate.

Now Steve will discuss our growth strategies and outlook.



Growth Strategies and Outlook
Steve Lacy
President and Chief Operating Officer

<u>**Steve Lacy**</u>

Thanks, Bill. It is a pleasure to see all of you today.

As you know, we operate two business groups, each serving a different audience. Publishing, through our magazines, books, custom publications and web sites has a national focus while Broadcasting's television stations serve local markets.

Both groups, however, provide consumers with valuable information and advertisers with efficient means to reach the consumers. Jack, Karla and Kevin will tell you more about how we do this. In particular at this meeting, we wanted to share more information on the benefits of our long-term direct-to-publisher circulation strategy and the news culture we're establishing in Broadcasting.

Strengths

- Major brands
- Publishing footprint
- Growing television markets
- Strong management


Better Homes and Gardens
american baby
Ladies' Home Journal
more
46
ATLANTA'S NEWSCHANNEL
CBS 5
KPHO PHOENIX/DT-17
FOX 12
OREGON
KPTV•PORTLAND

As a company, we possess some important strengths.

In *Better Homes and Gardens*, we own one of the very few magazine-based brands in the industry. Many of our other businesses have tremendous potential, especially *American Baby*, which is already a well-developed brand, and *MORE* magazine, which serves a rapidly growing and important audience.

We have a strong footprint in the home and family market and we can deliver our expert content across a wide range of platforms—magazines, books, special interest publications, web sites and custom publications.

We have a great line-up of local television stations with four stations in the top 25 markets, eight in the top 35, and almost all of them are in growth areas. As Kevin will discuss, we are establishing a news culture at our stations, producing ratings and share improvements, and converting those gains to revenue and profit growth.

Finally as Bill said, we possess one of the best management teams in the media business.

Publishing Growth Strategies

❏ **Grow current businesses**
  - Increase market share and nets per page
  - Expand advertising categories
  - Increase rate base and frequency
  - Grow circulation profitability

❏ **Broaden magazine portfolio**
  - Target younger women
  - Strengthen foothold in Hispanic market

❏ **Expand brand franchises**
  - Extend *Better Homes and Gardens*' reach
  - Establish *American Baby* and *MORE* brands

❏ **Create new services and revenue streams**
  - Database services
  - Consumer marketing
  - Product sales

Here is a look at Publishing's growth strategies.

•We'll continue to grow our existing businesses by increasing our advertising market share, expanding advertising categories, increasing the rate base and frequency of our mid-size titles, and growing our circulation profits.

•We will broaden our magazine portfolio through acquisitions and/or launches. We are particularly interested in younger women (age 30-40) and the Hispanic market.

•We will expand our brand franchises by continuing to extend *Better Homes and Gardens, American Baby* and *MORE.*

•We will create new services and revenue streams. Jack will discuss a new database service and our product sales activities.

Broadcasting Growth Strategies

◻ **Achieve full turnaround in current station group**
  - Increase EBITDA and value
  - Improve performance in key markets
  - Control costs

◻ **Add new revenue streams**
  - Cornerstones
  - Radio station

◻ **Duopolize and cluster as feasible**
  - Pursue duopolies in existing markets
  - Expand and create new clusters

◻ **Acquire stations to increase reach**
  - Diversify affiliation and geographic mix
  - Target mid-size growing markets
  - Look for underperforming properties

These are the Broadcasting growth strategies. There are four main themes.

•We will complete the turnaround of our existing station group by increasing our news ratings at each station and converting the ratings gains into revenue and profit growth.

•We will continue to add new revenue streams.

•We want to form more duopolies and regional station clusters.

•We want to acquire stations that will expand our reach. In particular, we are targeting mid-size, growing markets.

Long-term Financial Targets

❑ **Business Group Margins**
- Publishing—20% operating profit
- Broadcasting—40% EBITDA

❑ **EPS Growth**
- Mid-to-high teens in political years
- Low double digits in non-political years

Before I turn the program to Jack to discuss Publishing, let's review our long-term financial targets and then I'll provide our current earnings outlook.

Each of our business groups should improve its margin over time.

•Publishing's operating margin increased to 18.5 percent in fiscal 2004 from 17.2 percent in fiscal 2003. We should continue to add a percentage point annually. Clearly, we are on track to achieve our goal of 20 percent in fiscal 2006.

•Broadcasting's EBITDA margin was 32.3 percent in fiscal 2004, up from 29.6 percent in fiscal 2003. We should improve that margin to the 40 percent level on a sustainable basis in fiscal 2006.

Over the long term, we believe earnings per share should grow at least in the mid-to-high teens in political years and in the low double digits in non-political years and. Clearly, we have been performing ahead of these targets.

□ **Q1- FY 2005**

  ■ First Call mean of $0.49 achievable

□ **FY 2005**

  ■ First Call mean of $2.61 achievable

As Bill said, we just completed a record year. Now I'll outline our current view of fiscal 2005.

•First, with just two weeks left in the first quarter of fiscal 2005, we believe the current First Call mean estimate of $0.49 per share is achievable. That would equate to an EPS increase of 32 percent for the first quarter of fiscal 2005.

Looking at the rest of fiscal 2005, we believe the current First Call mean estimate of $2.61 per share is also achievable.

That said, there are a number of issues that may impact our second quarter and full-year performance that we are closely monitoring:

•First, there is increased period-to-period volatility in magazine advertising.

•Second, we continue to see fluctuation in our retail-based businesses, including special interest magazines and books.

•Third, political advertising continues to book very late, and may be impacted by the competitiveness of national and local campaigns in our markets.

We plan on providing you with updated guidance on our second quarter and full fiscal 2005 when we release first quarter earnings on October 27.

Now, Jack will discuss Publishing.

[FYI

•Q1-05 publishing advertising revenues up high single digits (8.4%)

•Q1-05 broadcast pacings up high single digits (8.7%)

•Q1-05 net political advertising $6 to $7 million



Publishing Overview
Jack Griffin
Publishing Group President

Jack Griffin

Thanks, Steve. It is my pleasure to discuss the great opportunities we have at Meredith Publishing.

Publishing


Better Homes and Gardens
Home Journal
Stressed Out Kids
american baby
Simply
Midwest Living
SENSATIONAL SUMMER
TRADITIONAL HOME
Welcome to the Weekend
KITCHEN AND BATH IDEAS
THE STORAGE ISSUE
America's #1 Cookbook Since 1930
Better Homes and Gardens
New COOK BOOK
Currents
Shore Bliss
City Style

Vision

Premier publishing company serving women whose primary interests are their home, their family, and their personal development

Our Publishing Group has been a core strength of Meredith for more than 100 years. We publish 17 magazines, led by *Better Homes and Gardens* and *Ladies' Home Journal*.

Our mid-size magazines, which include *MORE, Country Home*, *Traditional Home* and *Midwest Living,* are very successful. The American Baby Group, which we acquired in December of 2002, extends our magazine portfolio to reach younger women and families and gives us an entry to the growing Hispanic population. We also have a line-up of approximately 150 special interest publications.

We have more than 300 books in print, and our custom publishing operations have marketing relationships with some of America's leading companies, including The Home Depot, DIRECTV and DaimlerChrysler. Also, we have a significant Internet presence with 26 web sites.

To begin, I think it is important to share a clear and simple statement of our vision. Meredith Publishing Group will be the premier publisher serving women whose primary interests are their home, their family, and their personal development.

Publishing Environment

- **Issue-to-issue volatility**
- **Late closings**
- **Industry circulation issues**
- **Meredith's advantages**
  - Leading home and family magazines
  - Long-term direct-to-publisher circulation strategy
  - Strong advertising market share

I know you are interested in the advertising environment, so let me share a few thoughts.

•We would like the economic recovery, and magazine advertising in particular, to be more robust.

•The trends of issue-to-issue volatility and later decision making are continuing.

•Circulation practices by some members in the newspaper and magazine industries have become industry issues. Our long-term direct-to-publisher circulation strategy differentiates us in the marketplace and clearly benefits advertisers.

•That said, we have and will continue to benefit from the quality of our magazines, our circulation strategy, and our strong sales and marketing teams that help build our advertising market share.

Publishing Growth Strategies

☐ **Grow current businesses**
- Increase market share and nets per page
- Expand advertising categories
- Increase rate base and frequency
- Grow circulation profitability

☐ **Broaden magazine portfolio**
- Target younger women
- Strengthen foothold in Hispanic market

☐ **Expand brand franchises**
- Extend *Better Homes and Gardens*' reach
- Establish *American Baby* and *MORE* brands

☐ **Create new services and revenue streams**
- Database services
- Consumer marketing
- Product sales

Here is a quick look at our growth strategies that Steve reviewed earlier. I will delve into greater detail.

Advertising Market Share

	12 Mos. ended June 2003 issues	12 Mos. ended June 2004 issues	Increase
BHG and *LHJ*	43.1%	44.0%	0.9
Country Home	19.4%	26.0%	6.6
Traditional Home	12.6%	18.1%	5.6

Source: PIB revenues
BHG and LHJ are compared with women's service field.
Country Home is compared with *Country Living, Home, House Beautiful,* and *Martha Stewart Living.*
Traditional Home is compared with *Architectural Digest, House & Garden, House Beautiful, Metropolitan Home,*
Elle Décor and *Martha Stewart Living.*

Looking at PIB data, you can see *Better Homes and Gardens* and *Ladies' Home Journal* increased their share of the women's service field nearly one full point to 44 percent in fiscal 2004.

Country Home and *Traditional Home* achieved healthy share increases as well.



Grow Current Businesses

Advertising Categories
FY 2004 Growth

16% 14% -5% 1% 15%

Food & Beverage | Home & Building | Pharma | Direct Response | Cosmetics

PIB revenues for *BHG, LHJ, Country Home, MORE, Traditional Home* and *Midwest Living*

On this slide, we display the performance of our five largest advertising categories in fiscal 2004. Our core advertising categories performed well with food and beverage, home and building, and cosmetics being up in the mid teens.

We have experienced weakness in pharmaceutical and direct response due to limited product offerings and launches. As we said on our August 3rd call, we have seen a lessening of this decline.



Grow Current Businesses

Expand Advertising Categories
FY 2004 Growth

67%

39%

19%

Auto   **Retail**   **Technology**

PIB revenues for *BHG, LHJ, Country Home, MORE, Traditional Home* and *Midwest Living*

We also working to expand our advertising categories. In fiscal 2004, we experienced strong growth in the targeted categories of retail, automotive and technology.

Rate Base Growth
Mid-size Magazines

Magazine	2001	2004	Change
Country Home	1,000	1,250	250
MORE	600	1,000	400
Traditional Home	800	950	150
Midwest Living	815	900	85
Total	3,215	4,100	885

In thousands

Our ability to attract non-endemic advertisers is enhanced by our excellent track record of growing the rate bases of our four mid-size titles. Since 2001, we have increased the collective rate base by 885,000–the equivalent of a successful launch of another mid-size title.

This month, we raised the rate base of *MORE* to 1 million. In fiscal 1998, we launched MORE with a rate base of 350,000. To put this achievement of reaching 1 million in perspective, of the roughly 8,500 magazines launched in the last 10 years, only 22 have reached the 1 million threshold.

Now, Karla will discuss our strategy to grow circulation profits and I'll follow with a look at our initiatives to broaden our magazine portfolio and grow our book and integrated marketing operations.

Karla is Vice President of Consumer Marketing and Finance. She is responsible for the overall strategic development of our subscription programs and Publishing finance. Karla joined our Publishing Group in 1989 as a financial analyst and since that time has served in many financial and business roles.



Circulation Strategy
Karla Jeffries
VP Consumer Marketing and Finance

Karla Jeffries

Thanks Jack.

As many of you are well aware, there are uncertainties surrounding the circulation practices of some members of the magazine and newspaper industries. We want to make sure we address your questions about our circulation practices. As I go through my presentation, please ask your questions.

Today, I will present the benefits of our long-term direct-to-publisher subscription model and discuss our newsstand initiatives as well.

Subscription Model
Profit Drivers

☐ **Higher direct mail response rates**
- Database
- Marketing expertise/editorial sell

☐ **Better source mix**
- Higher overall renewal rates
- Responsive audience for advertising

☐ **Longer term offers**
- Higher upfront financial commitment from consumer
- More time spent with magazines
- Lower acquisition costs

Let's start with our subscription model, which is one of the best in the industry and results in high profits. Our subscription strategy is based on three principles.

First, our direct mail acquisition efforts produce higher than industry average response rates. We attribute this to both our consumer database and our marketing expertise using an editorial sell.

Second, we have a better source mix, meaning a higher percentage of our subscriptions are the result of direct-to-publisher sources. These sources include direct mail, insert cards and the Internet rather than agent sources that utilize sweepstakes and inbound telemarketing for the majority of their orders. This DTP-driven model results in higher renewal rates and also delivers a responsive audience for our advertising partners.

Third, our subscription model is focused on long-term offers, generally two or three years in length. This results in a larger upfront financial commitment by consumers and more time for them to make the magazines part of their everyday lives. As a result, we generate higher renewal rates and spend less money to acquire replacement subscribers for those who do not renew. Both of these factors have a significant positive impact on our circulation profit.

Higher Response Rate
Meredith Database

❏ 75 million names

❏ ¾ of American homeowners

In millions	Meredith	Reader's Digest (U.S.)	Time, Inc.	Conde Nast	Hearst	Gruner + Jahr
Total database	75	75	65	<25	<20	15-20

❏ 300 data points

❏ Relational database platform

Sources public articles and company presentations

Let me discuss the investments we have made in technology and people to execute our direct-to-publisher circulation strategy and target customers more precisely. I'll start with our industry-leading database, which contains approximately 75 million names, or about three-quarters of American homeowners. As you can see in the table, our database is larger than that of most other major publishers and significantly larger than our direct competitors.

On average, there are 300 data points on each name including demographics, hobbies and recent purchases. We have invested in our technology platform to create a relational database that provides current information about our direct mail customers and users of our websites. The size, depth and functionality of our relational database distinguishes Meredith from its competitors. We use our database to drive higher response rates to our subscription offers and also to enhance our integrated marketing operations, which Jack will discuss momentarily.

Our database analysts, circulation marketers and creative talent know how to use the system, analyze the data and create strong marketing promotions that attract and retain subscribers.

Grow Current Businesses

Higher Response Rate

Marketing Expertise/Editorial Sell



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As I mentioned, we sell subscriptions based on the editorial content of our magazines. This slide shows a typical *Better Homes and Gardens* offer compared with one from *Good Housekeeping*. Also in your book bags, we've included an example of our editorial sell. Our approach provides the consumer with a better sense of magazine content.

Our database expertise in combination with our editorial sell results in better than industry response rates. According to Capell's, the industry average response rate is about 2 percent. While the response rates for our magazines vary, we do significantly better than the industry.

Better Source Mix

❑ Higher overall renewal rates

	Direct-to-Publisher	Agent
Subscribers	100,000	100,000
First-time renewal rate*	40%	20%
Total renewals	40,000	20,000

❑ Direct-to-publisher/Agent mix
- Meredith—75 to 90%
- Industry average estimates—40 to 60%

❑ Responsive audience

*Source: Cappell's Circ Track 2004

Our subscription model delivers a better source mix, or a higher percentage of subscribers coming from direct-to-publisher sources such as direct mail, insert cards and the Internet.

This mix results in higher renewal rates. Let me share an example with you comparing direct-to-publisher sources with agent sources. Let's assume we need to generate 100,000 subscriptions.

Based on industry averages obtained from Capell's Circ Track, first-time renewal rates for direct mail subscriptions average approximately 40 percent for the industry while those sold via agents average 20 percent.

As you can see, the DTP example nets twice as many renewal orders, which are very profitable. To meet our rate base guarantees, we have to replace those subscribers who do not renew. As you might assume, it costs significantly more to find a new subscriber than to retain an existing one.

Having direct-to-publisher sources is great, but having more of them is more profitable. DTP sources represent 75 to 90 percent of the subscriber base of our individual magazines compared with estimates of 40 to 60 percent for the industry.

As I mentioned earlier, our long-term DTP model delivers a responsive audience for our advertising partners. Our editorial sell and long-term offers give subscribers a better sense of our magazine content and more time to make the magazine a part of their daily lives.

Grow Current Businesses

Long-term Subscriptions
Initial Offer

	Meredith	Industry
Net orders	100,000	100,000
Offer	3 Yr. - $21	1 Yr. - $12
Revenue	$ 2,100,000	$ 1,200,000
Recognized revenue per year	$ 700,000	$ 1,200,000
Response rate (index)	200	100
Pieces mailed (index)	50	100
Financial impact	profit	$15 loss/order*

*Source: Capell's Circ Track 2004

Now, let's take a look at the benefits of our long-term subscription strategy by comparing it with a typical industry practice. The example assumes both publishers need to generate 100,000 net orders to meet rate base guarantees.

This slide highlights a typical industry offer for a one-year subscription priced at $12 compared with our three-year subscription priced at $21.

For Meredith, we generate $900,000 more revenue than the competition due to our higher price. From an accounting perspective, we recognize the revenue over the life of the subscription term, which results in less annual revenue compared with short term subscriptions.

Remember though, our strategy is based on profits. As you see from this slide, our response rates are about twice the industry average, meaning we need to mail half as many pieces, which lowers our subscription acquisition costs. As a result, we make profit from our direct mail activities.

According to the new Capell's, the industry's average loss per direct mail order is about $15. For our industry example, this equates to a loss of $1.5 million.

Subscription Renewals
Industry Years 2 and 3

Year 2

Renewals (40% rate*)		40,000	
Profit per order**	$	18	
			$ 720,000
New subscribers		60,000	
Loss per order*	$	(15)	
			$ (900,000)
Subtotal			**$ (180,000)**

Year 3

Renewals-original subscribers (60% rate*)		24,000	
Proft per order**	$	18	
			$ 432,000
Renewals-year 2 subscribers (40% rate*)		24,000	
Profit per order**	$	18	
			$ 432,000
New subscribers		52,000	
Loss per order*	$	(15)	
			$ (780,000)
Subtotal			**$ 84,000**
Total			**$ (96,000)**

*Source: Capell's Circ Track 2004 **Assumed $18 price per order with zero cost.

Now a logical thought you may have is that the competition has the ability to generate profits on its renewals in years two and three.

Remember, we would not have to renew any subscriptions in years two and three in our example to maintain 100,000 orders and meet rate base guarantees.

This slide highlights what our competition would have to do in years two and three. We've assumed average industry renewal rates of 40 percent for the first renewal and 60 percent for the second. Also to make the example simple, we've assumed the competition can renew subscribers for $18 per order without any cost. As you can see the publisher actually loses $180,000 in year two and makes $84,000 in year three, netting a $96,000 loss.

Let me walk you through this example.

Remember, we make money from our direct mail activities and the competition lost $1.5 million in the first year. As you can see from this example, the competition did not make headway in years two and three.

Subscription Model
Profit Drivers

- **Higher direct mail response rates**
  - Database
  - Marketing expertise/editorial sell
- **Better source mix**
  - Higher overall renewal rates
  - Responsive audience for advertising
- **Longer term offers**
  - Higher upfront commitment from consumer
  - More time spent with magazines
  - Lower acquisition costs

In summary, our subscription model is one of the best in the industry and results in meaningful profits because

•our direct mail offers result in a higher than industry response rate

•we have a better source mix of subscribers through our direct mail expertise, and

•we benefit from using long-term subscriptions.



Grow Current Businesses

Newsstand Environment
Long-term Unit Sale Decline

69.4 67.9 65.8 66.0 66.1 63.7 62.0 60.2 56.1 52.9 50.8

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

In millions
Source: Average calculated by MPA from ABC statements. Comics, annuals and international editions are excluded.

Now, I'll shift the focus to the newsstand and discuss single copy sales.

Let's start with a look at the newsstand environment. This graph shows the decline in average newsstand unit sales, according to MPA, for the magazine industry over the last decade. It should be noted that the industry-wide newsstand unit sales have been on a long-term decline for more than 25 years.

Newsstand Environment
Reasons For Unit Sale Decline

□ **Retail traffic patterns**

□ **Industry subscription pricing**

□ **Competition**

□ **Self-scan technology**

The lower unit sales are related to a number of factors including changing retail traffic patterns as people make fewer trips to traditional grocery stores, reduced subscription pricing for many magazines, increased competition from more titles, and the advent of self-scan technology.

Grow Current Businesses

Women's Service Field

	Rate Base	Subscription	Newsstand
BHG	7,600,000	97%	3%
LHJ	4,100,000	93%	7%
Good Housekeeping	4,600,000	82%	18%
Redbook	2,350,000	84%	16%
Family Circle	4,200,000	81%	19%
Woman's Day	4,100,000	77%	23%

Source: 6/30/04 Audit Bureau of Circulation's Fas Fax

The decline in newsstand unit sales does not affect our subscription titles as much as our newsstand-only special interest publications.

Our subscription-oriented strategy insures delivery of our guaranteed rate base and minimizes issue-to-issue newsstand volatility. This chart reflects the subscription orientation of our model. Ninety-seven percent of *Better Homes and Gardens*' rate base is derived from subscriptions and 93 percent in the case of *Ladies' Home Journal*.

Compared with the other titles in the women's service field, our titles are less affected by newsstand volatility.



Grow Current Businesses

Newsstand Relative Unit Sale Performance
Meredith v. Industry

Meredith: SIPs
Industry: Averages calculated by MPA from ABC statements. Comics, annuals and international editions are excluded.

This graph highlights the newsstand performance of our special interest publications compared with the industry taken as a whole. We've indexed the unit sales to 1993. As you can see, we have outperformed the industry in the last decade.

Grow Current Businesses

Newsstand Strategy

- **Channel expansion**
  - Home centers
  - Mass merchants
- **Premium price**
- **Relevant content**


SPECIAL INTEREST PUBLICATIONS
KITCHEN
AND BATH IDEAS
OUR BIGGEST ISSUE EVER!
THE STORAGE ISSUE
95 SPACE-SMART SOLUTIONS!
City Style
why you'll love it
Drench Yourself!
today's top showerheads

Our SIPs have outperformed the industry, in part, because we have expanded our distribution beyond traditional retailers to include home centers such as The Home Depot and Lowe's and mass merchants. Our titles are priced from $4.99 to $7.99 compared with an industry average of about $3.25, according to Harrington Associates. Additionally, we provide consumers with relevant information on topics of interest such as decorating, cooking and gardening.

To further strengthen our performance at the newsstand, we have analyzed our portfolio and eliminated marginal titles. In fiscal 2005, we'll publish about 150, down from approximately 160 in fiscal 2004. As a result, the remaining product will have longer on-sale periods and better sell-through over time. In addition, we continue to focus on new retail outlets where our home and family publications sell best.

In summary, our circulation model is focused on profits. With our consumer database, subscription expertise, and the changes made in our special interest publication business, we will continue to generate meaningful circulation profits and grow them over time.

Now, if there are no more questions, I'll turn it back to Jack for the conclusion of Publishing.

Launches / Acquisitions

▢ Younger Women

- American Baby
- 20 million women age 30 to 40
- Health, parenting and fitness

▢ Hispanic Women

- Favorable demographics
- Meredith core competencies
- American Baby and books

Jack Griffin

With our strong circulation dynamics, we are focused on expanding our portfolio to reach younger women and the Hispanic market. Our American Baby Group acquisition has been a home run. Initially, we added about 9 million new names to our database, and each year we add names of about 2 million new parents to our files. These readers have a median age of around 30, and each one of them represents an opportunity to build our subscriber base.

Our current portfolio is primarily focused on women in their late 30s and 40s. There are 20 million women between the ages of 30 and 40 and we see this age group as an important growth opportunity. Health, parenting, and fitness are topics that will attract these readers, and we are looking for the right acquisition or launch opportunities.

Additionally, we want to capitalize on serving the rapidly growing Hispanic market. Research indicates our core competencies–home décor, family advice, and child rearing–are highly relevant to Hispanic women.

We have begun to serve this market through *American Baby*, our book publishing and our brand licensing relationship with Home Interiors.

We are working to develop a product that meets the needs and buying habits of this market. The challenge is to find and make these readers subscribers because there is no developed circulation file



Create New Services and Revenue Streams
Books
Develop Meredith content
License brands
The Home Depot
Discovery Communications
HGTV
Spider-Man
Publish books based on
Personalities (Paige Davis)
New content
Expand distribution channels
Landscape Makeovers
INSIDE MONSTER GARAGE
LANDSCAPE CONSTRUCTION 1-2-3









Now, I'll discuss our book business and then Integrated Marketing, our custom publishing operation. We have created new revenue streams in each, but let me start with books.

We publish approximately 350 books. About half of our revenues are derived from our own brands and half are from licensed product.

This fall we'll release a 75th Anniversary edition of the *Better Homes and Gardens* New Cook Book. A copy of this book is in your book bags.

We've supplemented our proprietary content by licensing popular brands like Trading Spaces, HGTV and Spider-Man, along with popular personalities such as Paige Davis, the primary host of Trading Spaces. We have also made key inroads into new categories, including children's books, and opened new distribution channels to retailers such as The Home Depot, Bed, Bath and Beyond, Toys R Us, Linens and Things, and Lowe's.

Create New Services and Revenue Streams

Integrated Marketing

- **FY2003 and FY2004**
  - Strongest years in new business development
- **FY2005 and beyond**
  - Retain existing relationships
  - Pursue new accounts
  - Leverage our database


DIRECTV
THE GUIDE
FEB 2004
B'Bye!


CHRYSLER
modern
classic


at home
WALLS That WOW
10 HOT REAL ESTATE TRENDS

Integrated Marketing produced outstanding results in fiscal 2004, with strong revenue and profit growth. Our larger programs were the monthly programming guide for DIRECTV and customer loyalty magazines for DaimlerChrylser and Carnival Cruise Lines.

Not only is our consumer database a core asset to our circulation strategy, it is key to our custom publishing business. We have advanced our marketing capabilities and expect to add more clients and expand our relationships with existing clients as a result of this ability to leverage our database.

Create New Services and Revenue Streams

Database Services, Consumer Marketing and Product Sales







HYUNDAI

DIRECTV
goes to school
SMALL WORLD

Better Homes

A good example is our recent Integrated Marketing relationship with Hyundai. It is important business that we won in part because our database capabilities distinguish us from the competition. In addition to doing custom publishing, we will be hosting Hyundai's database on our system and helping our client target and retain customers more effectively.

We are selling our circulation capabilities to clients. For DIRECTV, we are publishing its monthly program guide and using our circulation expertise to sell it to the 12.5 million DIRECTV subscribers. The guide had a paid circulation of 560,000 when we started the program, and we have grown that to nearly 700,000.

We are also making progress in the product sales area. We are experiencing solid sales of our products through Home Interiors and Gifts.

We have extended our Wal-Mart Garden Center relationship for two more years. *Better Homes and Gardens*-branded products sold very well in the spring 2004 season. We are working to expand the line in 2005.

Publishing Growth Strategies

- **Grow current businesses**
    - Increase market share and nets per page
    - Expand advertising categories
    - Increase rate base and frequency
    - Grow circulation profitability
- **Broaden magazine portfolio**
    - Target younger women
    - Strengthen foothold in Hispanic market
- **Expand brand franchises**
    - Extend *Better Homes and Gardens*' reach
    - Establish *American Baby* and *MORE* brands
- **Create new services and revenue streams**
    - Database services
    - Consumer marketing
    - Product sales

In summary, our Publishing Group is in great shape and has been performing well. We will continue our momentum by growing our current businesses, broadening our magazine portfolio to serve younger readers and the Hispanic market, expanding our brand franchises, and growing our non-magazine operations.

Now we'll take a 10 minute break before Kevin presents Broadcasting.



Broadcasting Overview
Kevin O'Brien
Broadcasting Group President

Steve Lacy

We'll resume with a discussion of Broadcasting.

Kevin will spend most of his time explaining how we are establishing a news culture at our stations. Local television is the optimal medium to deliver the most timely, most comprehensive coverage of local news stories. No other medium can provide live coverage of important events with audio and video. On average, local news represents 30 to 40 percent of a television station's revenues.

Before I turn your attention to Kevin, I want to remind you that he brought more than 30 years of broadcasting experience to Meredith and has attracted a talented management team. As part of this experience, Kevin understands how to improve news and increase ratings. On his PC, he has the capability to watch all the newscasts at every Meredith station. He does that daily, providing immediate feedback to the stations—all designed to improve our news product. Today, he is going to share some of that insight.

Kevin O'Brien

Thanks Steve. With a billing like that, the pressure is on. So let's get to it.



Broadcasting Group

I'll start with a recap of our station group. We have

• 6 CBS affiliates

• 4 FOX

• 1 NBC, 1 UPN and 1WB affiliate

Eight of our stations are in the country's top 35 markets and Las Vegas, which is ranked 51st in terms of population, is number 28 in terms of revenue.

We have an AM radio station that serves the Saginaw-Bay City, Michigan market. Also, we recently closed our acquisition of the WB affiliate in Chattanooga, which adds to our Southeast station cluster.

Broadcasting Environment

- **Pacing volatility**
- **Political—one week lead time**
- **Meredith's advantages**
  - Leading network affiliations
  - News culture
  - Creativity—new revenue streams and stations

Looking at the broadcasting environment, there remains volatility in pacings. Political advertising will influence the industry and Meredith in the near term. And because political is booked a week at a time, our pacings may fluctuate significantly over the next few months.

That said, we will continue to benefit from our affiliation with the CBS and FOX, the news culture that we are establishing, and our creativity to add revenue streams like our Cornerstone programs and new stations.

Broadcasting Growth Strategies

- **Achieve full turnaround in current station group**
  - Increase EBITDA and value
  - Improve performance in key markets
  - Control costs
- **Add new revenue streams**
  - Cornerstones
  - Radio station
- **Duopolize and cluster as feasible**
  - Pursue duopolies in existing markets
  - Expand and create new clusters
- **Acquire stations to increase reach**
  - Diversify affiliation and geographic mix
  - Target mid-size growing markets
  - Look for underperforming properties

Here is a quick look at our growth strategies that Steve reviewed earlier. Let me provide more detail.

News Culture
Establish News Culture

☐ **Local news = 30 to 40% of station's revenue**

☐ **Meredith**
- FOX stations—limited news until late 1990s
- WGCL and KPHO—independents until mid 1990s

As Steve said, local news represents 30 to 40 percent of a television station's revenues. We have made a concerted effort to strengthen our news. When I started at Meredith, I had to establish a news culture. Let me set the stage with a little background.

•Our FOX stations entered the news business by having another station produce one newscast per day for them. It wasn't until the late 1990s that our FOX affiliates committed to news.

•Remember that our stations in Atlanta and Phoenix were independents until the mid 1990s and had very little news. Until that time, WGCL in Atlanta had one hour of news each day and the late newscast at KPHO in Phoenix was only 8 minutes.

•Our other CBS affiliates held varying degrees of news presence in their respective markets.

We had to create a news culture, and this has been a major focus the past three years.

News Culture
Utilize Market Research

☐ **Extensive research**
- ■ Talent
- ■ News coverage
- ■ Style and branding

☐ **Focus groups**

The first step we took was to conduct extensive research to determine what viewers wanted in their local news. We hired two of the top news consultants in the country, Frank Magid and Associates and CJ&N, to help us take a fresh look at each of our news operations.

•We examined the talent, the news actually being covered, and the style and branding of our newscasts.

•We also utilized focus groups to determine what our viewers thought of our talent and the news product we were producing.

•We executed on the recommendations of the research and focus groups to match our news product to what viewers told us they wanted and liked. For example in Kansas City, Phoenix and Greenville, viewers wanted more investigative reports and we expanded our investigative teams to provide just that.

It is important to remember that we don't stop here. We will do research and refine our news product, then do more research to continually improve the news presentation and production in each market.

News Culture
Improve Overall Content

❑ **Best news directors and talent**

❑ **VP of News and Marketing**

❑ **VP of Morning News**

❑ **Consultants**
- News content
- Graphics
- Writing

We also had to improve the overall content of our newscasts. The first step was to get news management in place to create a news culture.

•We recruited and hired the best managers and on-air talent. We replaced 8 station general managers, all the news directors and many of the anchors and reporters at our stations.

•We created the position of VP News and Marketing to oversee the transformation. This person travels almost 100 percent of the time and helps each station filter the research and develop a plan to improve its news product.

•Further recognizing the value of morning news, we hired a group VP of Morning News to oversee the development of that product. We are the first broadcasting group to hire someone for this responsibility.

The consultants I mentioned earlier worked with the stations to improve the overall content, graphics and writing of the newscasts.

Achieve Full Turnaround of Current Station Group

News Culture

Focus on Breaking and Live News

- **Workshops and training**
- **Breaking news groups**
  - Travel to news events
  - Provide content to all Meredith stations
- **Involvement from all staff**
- **Branding**
  - Portland—First. Live. Local
  - Phoenix—Live. Late-breaking. Investigative.
- **D.C. bureau**
- **More live reports**
- **Investment in latest live truck technology**


CHASING
Charley
Stephany Fisher
Atlanta's NEWS CHANNEL
46


FOX 12
OREGON
THE 10 O'CLOCK NEWS
First. Live. Local.

To be a number one news station, you must focus on breaking news. We have conducted workshops and trained our news departments how to cover breaking news. We want to be the station of record in our markets, meaning when there is something happening, we want people to think of our stations first and turn to our newscasts. We can do this only by being everywhere and giving viewers coverage of all the important stories, especially breaking news and weather.

With the geographic diversity of our station group, we are able to leverage the resources of each station. When a big news story develops, we will send a news crew from the closest station and feed customized stories to all our stations. For example, we have sent teams to cover Hurricane Charley, the California fires, the Super Bowl, the Iraq war and the Democratic and Republican Conventions.

We have created a team culture in which everyone at a station knows that when breaking news occurs, the entire news department must become involved to support our coverage.

Not only have we focused on live, breaking news, we have branded and promoted our news as such. In Portland, we have branded our news “First Live Local.” and in Phoenix, we are known for “Live. Late-breaking. Investigative” news.

Additionally, we have opened a news bureau in Washington D.C. to cover not only the national stories, but to provide the local perspective as well.

More breaking news coverage means more live coverage. We have invested in the latest live truck technology and conducted training programs for reporters and photographers to deliver compelling live reports from the scene of breaking news.

News Culture
Enhance Look of Newscasts

☐ **Objective—be the most appealing station in the market**

☐ **Overhauled sets, graphics and music**

☐ **Created a culture of continuous improvement**
- Graphics
- Lighting
- Appearance of talent

We also needed to improve the look of our newscasts. Research indicated that our stations' sets, graphics and overall presentation were not appealing.

We have overhauled the news sets, graphics and music for all Meredith stations and we have created a culture to constantly improve the look of our newscasts. We're always looking for better graphics, the best lighting on our sets, and ways to improve the appearance of our on-air talent and overall news product.

Achieve Full Turnaround of Current Station Group

News Culture

Leverage Weather

- Installed best weather systems
- Upgraded weather software
- Improved graphics

- Provide live coverage
- Promote weather on and off air
- Create strong weather brands



Atchison
Topeka
Richmond
Odessa
Ottawa
POWER DOPPLER



StormTracker46
WEATHER IN YOUR NEIGHBORHOOD

In all the research we've done, weather is listed as one of the primary reasons people watch local news. We have re-done every aspect of our weather coverage.

•We added Doppler radar at many of our stations and have upgraded the weather software and graphics at all our stations.

•We cover bad weather with live coverage until the storm is over. Last winter when Portland was struck with a severe ice storm, we were live in weather for two days.

•We continue to promote weather on and off the air. Each station has a strong weather brand such as Atlanta's StormTracker46 or 4Severe Weather team in Nashville.

I trust the information on the previous slides is helpful for you to understand our focus to establish and improve our news culture. Now, I want to show a video clip of a few promotional spots for our newscasts that will illustrate the points I've made.

Share Improvement
Late News

Station	May 2001	May 2004	Change
Atlanta	6	5	(1)
Phoenix	5	7	2
Portland	7	15	8
Hartford	14	15	1
Nashville	21	19	(2)
Kansas City	11	13	2
Greenville	5	9	4
Las Vegas	9	11	2

Source: Nielsen adults 25-54

Establishing and improving our news culture has led to better ratings and share for our stations. With the next three slides, I will provide more detail.

This table highlights our late news improvement comparing the adult 25-54 demographic from the May 2004 sweeps with the May 2001 ratings book.

Let me spend a minute on WGCL in Atlanta. As you see, we dropped one share point. I am not happy about this, and, believe me, we will not accept this decline. However, in the latest research we have conducted, more people recognize the improvements we have made in our news and are showing a willingness to watch it. This is a leading indicator of ratings gains, but clearly, we have work to do and we will do it. I am happy to report that using a similar three-year comparison of the July 2004 ratings book, WGCL's late news gained a share point.

We improved our share for late news in the majority of our stations.   In particular, we had very strong performances in Phoenix, Portland, Kansas City, Greenville and Las Vegas. Each improved its share at least two points.

Share Improvement
Morning and Evening News-Largest Markets

	6-7 a.m. News			6-6:30 p.m. News		
	May 2001	May 2004	Change	May 2001	May 2004	Change
Atlanta	2	4	2	1	2	1
Phoenix	2	3	1	3	4	1
Portland	11	33	22	N/A	N/A	N/A
Hartford	30	34	4	18	21	3

Source: Nielsen adults 25-54. Portland does not produce a 6-6:30 p.m. newscast.

This table highlights two other important newscasts—6-7 in the morning and evening news from 6 to 6:30—for the stations in our four largest markets.

We've improved share for every one of the newscasts that we produce in these markets. In Atlanta and Phoenix, we have plenty of upside to capture, but these results are positive steps and we will continue to work very aggressively to build on these gains.

I do want to highlight the outstanding performance of our morning news in Portland. Our May 2004 share was 33, meaning one out of every three television sets turned on in the market was tuned to our morning newscast! I want to mention that KPTV is one of a few FOX VHF stations that have a full hour of evening news on Sunday (5-6 p.m.)

Also in the May book, our station in Saginaw became the news leader in its market, joining our Hartford station with that distinction.

Share Improvement
Sign-on to Sign-off

Station	May 2001	May 2004	Change
Atlanta	6	6	-
Phoenix	7	8	1
Portland-KPTV	8	14	6
Hartford	14	16	2
Nashville	17	18	1
Kansas City	12	14	2
Greenville	5	9	4
Las Vegas	8	8	-

Source: Nielsen adults 25-54

I want to wrap up my discussion of ratings and share by showing you the overall improvement of our stations over the last three years. This table highlights the sign-on to sign-off share for this time frame. While many stations around the country are losing overall share, we improved our share at most of our stations and held our position in Atlanta and Las Vegas.

To put this in better perspective, a one point sign-on to sign off share improvement in Atlanta is worth about $8 million in annual revenues and in Phoenix is worth about $5.5 million.

Again and I can not overstate this, we will continue to aggressively improve our ratings and audience share. We've been committed to news for a relatively short period of time and have made material progress. My objective is to be the number one news station in every market. Period.



Improved ratings and share are important, but only if they are converted to revenue. We have done an impressive job of growing revenues.

This chart highlights our revenue growth for the trailing eight quarters on a same-station, non-political advertising basis. During this time, we increased collective same-station non-political revenues 10 percent.



Achieve Full Turnaround of Current Station Group

Cost Reduction
Film Amortization

FY 01 — $44
FY 02 — $40
FY 03 — $37
FY 04 — $31

In millions

We are making a concerted effort to reduce film amortization costs and improve our purchasing of syndicated programming. Film amortization was more than $44 million in fiscal 2001. Over the past few years, we have cycled off some higher-priced but underperforming programming.

We've reduced costs without sacrificing quality. We bought *Malcolm in the Middle* for our FOX markets. We helped launch *Ellen*, now a hit, and renewed it in a cost-effective manner. We renewed Oprah, Wheel of Fortune and Jeopardy at reduced prices.

For fiscal 2005, we expect film amortization to remain in the low $30 million range.

Now, let me mention another long-term initiative to reduce costs. We are evaluating options to consolidate back office operations in our Southeast station cluster. The first opportunity we are examining is to central cast master control operations from one location. We believe central casting will reduce costs, but I caution you it is early in the process. If we are successful in the Southeast, we will examine opportunities to expand within our station group.

Add New Revenue Streams

Cornerstone and Local Programs

Cornerstones

- Leverage publishing brands
- Customized mini-magazine
- Targeted customers in local TV market

FAMILY FINANCES:
INVESTING
WHAT ARE YOU WORTH?
10 FUND BLUNDERS
ARE YOU TOO TERRIFIED TO INVEST?
MONEY 101
HALF-MILLION-DOLLAR MAN

LADIES' Home Journal
COOL GUIDE
Color Cues for Healthier Summer Hair
Simple Steps to Streak-Free Self-Tanning
Open Your Eyes
Splish Splash!
Finding Your Place in the Sun

Local Programs

- Local events and interests
- Internet sales









american baby
Your first child
Readers' Picks: BEST BABY PRODUCTS
BABY BATHING BASICS
WOE IS ME! How to Calm a Crying Infant

As we've said, adding new revenue streams is an important growth strategy.

Our Cornerstone programs leverage content from our publishing brands by packaging material from our magazines with print ads from local advertisers. The result is a customized mini-magazine delivered to targeted customers in our local TV markets.

Also, we've created additional revenue streams beyond Cornerstones. These include programs focused on local interests such as college and professional sports or local events such as Fourth of July celebrations. For example, our NBC affiliate in Nashville sponsors "The 4th on 4" which is the local fireworks display.



Add New Revenue Streams

Cornerstone and Local Programs

Revenues from the Cornerstone programs have risen from about $3 million in fiscal 2001 to approximately $15 million in fiscal 2004.

The combination of Cornerstones, the additional programs and Internet sales generated revenues of more than $20 million in fiscal 2004.

Broadcasting Growth Strategies

- **Achieve full turnaround in current station group**
  - Increase EBITDA and value
  - Improve performance in key markets
  - Control costs
- **Add new revenue streams**
  - Cornerstones
  - Radio station
- **Duopolize and cluster as feasible**
  - Pursue duopolies in existing markets
  - Expand and create new clusters
- **Acquire stations to increase reach**
  - Diversify affiliation and geographic mix
  - Target mid-size growing markets
  - Look for underperforming properties

In summary, our Broadcasting Group is well on its way to a major turnaround.

•We are establishing a news culture and have a strong track record of improving the ratings and share of our stations. We'll continue to convert the higher ratings into revenue and profit growth.

•We will continue to add new revenue streams.

•We want to form more duopolies and regional station clusters.

•We want to acquire stations that will expand our reach. In particular, we are targeting mid-size, growing markets.

Now, Suku will provide a financial recap.





Financial Overview
Suku Radia
Chief Financial Officer

<u>**Suku Radia**</u>

Thanks Kevin. It's great to see all of you this morning/afternoon.

Strong Cash Flow

July 1, 1999 to June 30, 2004

Share repurchases	$200
Capital expenditures	170
Publishing acquisition	120
Dividends	90
Debt reduction	230
Total	$810

In millions

We are often asked how we plan to utilize our cash flow. This slide highlights how we have done so in the last five years.

Going forward, we believe capital expenditures will be about $40 million each of the next two years as we invest in a new television facility in Hartford. Over the longer term, our cap ex will be in the low $30 million range per year.

We have continued our active share repurchase program. In a little more than two months of fiscal 2005, we have repurchased 500,000 shares, or more than 60 percent of the total shares we bought in all of fiscal 2004.



We have paid a dividend for 57 consecutive years. As you can see from this graph, we have increased the dividend for 11 consecutive years.

Early this year, we raised our quarterly dividend 26 percent to 12 cents per share for calendar 2004.

Traditionally, the Board has set the dividend at its January meeting. We will revisit this topic in earnest at the start of the new calendar year. Depending on whether the tax rates on dividends remain at their current low level, we may choose to return more cash to the shareholders in the form of dividends.

Cash Flow Use

☐ **Private placement debt**
  - $300 million as of June 30, 2004
  - Structured payments through fiscal 2008

☐ **Strategic acquisitions**
  - Publishing
    - ☐ Younger women
    - ☐ Hispanic readers
  - Broadcasting
    - ☐ Duopolies
    - ☐ Clusters

Now, let me talk about our current debt structure. At June 30, 2004, our total debt was $300 million, which represents our private placement debt. This debt will be repaid in payments through fiscal 2008.

Currently, we have $250 million available under our existing credit facilities plus an accordion feature that could add another $100 million. This debt capacity and our ability to generate cash flow provide the financial flexibility to be opportunistic with respect to acquisitions and growth initiatives.

As we've said, we will continue to look for strategic acquisitions like American Baby or our recent television station purchase in Chattanooga.

In Publishing, we are targeting opportunities aimed primarily at younger women and the rapidly growing Hispanic marketplace.

In Broadcasting, we will concentrate on duopolies and clusters, mostly in mid-tier markets.

Now, I'll turn it back to Bill for concluding remarks.

Meredith Strategies

☐ **Produce strong organic growth from existing businesses**

☐ **Pursue targeted acquisitions**

☐ **Grow shareholder value and return cash to our shareholders**

Bill Kerr

Thanks Suku. Before we get into Q&A, just a few wrap-up comments.

As you have seen today with Steve, Jack and Kevin, we have talented people leading our business operations. Karla gives you some sense of the depth we have in our management team.

We produce outstanding products that consumers want and need. We are the leading home and family publisher in America, and we are creating a first rate news culture in Broadcasting.

Let me end by summarizing our business strategies I mentioned earlier.

- First, we are committed to strong organic growth from our existing businesses. Fortunately, this requires only modest capital investment.

- Second, we will pursue strategic acquisitions to fill gaps and expand our reach. These will have readily apparent business logic; they will be manageable in size; and they will be immediately or quickly accretive.

- Third, we will grow shareholder value and return excess cash to our shareholders through dividend increases and share repurchases as appropriate.

Now, we will be happy to take your questions.